November 14, 2016

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:	Aspen Aerogels, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 4, 2016
File Number: 001-36481

Ladies and Gentlemen:

On behalf of Aspen Aerogels, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated October 28, 2016, from John Cash, Accounting Branch Chief of the Office of Manufacturing and Construction, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on March 4, 2016.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Aspen,” “we,” “us,” “our,” the “Company” and similar designations refer to Aspen Aerogels, Inc. and its subsidiaries. Page numbers referred to in the responses reference page numbers in the Form 10-K unless otherwise indicated.

Risk Factors

“If we fail to meet required investment and job requirement goals……”, Page 21

1.	Comment: We note from your disclosure that you will be required to repay the Georgia governmental authorities the values of the incentives received to site and operate your second plant in Statesboro, Georgia, if you do not achieve specific investment and job creation goals there by 2021 and maintain such levels for a period of seven years. We further note from your disclosure that such repayment would adversely impact your financial condition and results of operations. Please tell us and disclose in future filings an estimated amount (or range) of the potential repayment, or explain to us why such an estimate cannot be made.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has disclosed on pages 10, 14, 18 and 28 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Commission on November 3, 2016 (the “Form 10-Q”) that the Company has decided to temporarily delay the second manufacturing facility project to be located in Statesboro, Georgia (“Plant 2”) and its related financing as the Company anticipates that general uncertainty in the energy markets and recent weakness in the downstream markets will continue into 2017. As a result of this delay, the Company has not yet incurred an obligation to repay any incentives that may be provided. Given the foregoing and the uncertainty of the time period in which the Company may restart the Plant 2 project, at this time the Company believes that it is not able to provide a reasonable estimate of the amount that the Company would be obligated to repay the Georgia governmental authorities in the event that the Company does not achieve and maintain the specific investment and job creation goals after restarting Plant 2 project. If and when the Company proceeds with Plant 2, the Company will disclose its estimate of the amount that would be required to be repaid to the Georgia governmental authorities or provide the reasons why a reasonable estimate cannot be determined.

“We rely on sales to a limited number of direct customers “, Page 26

2.	Comment: You disclose that a major Asian energy company and a North American distributor represented 14% and 12% of your total revenue in 2015. In future filings please provide the names of customers that account for equal to or greater than 10% of consolidated revenues and the loss of which would have a material impact on your business, and describe your relationship with those customers. See Item 101(c)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will disclose the name of any customer and its relationship, if any, with the Company or its subsidiaries if sales to the customer are made in an aggregate amount equal to 10% or more of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole, in future filings that require disclosure pursuant to Item 101(c)(vii) of Regulation S-K.

Liquidity and Capital Resources, Page 67

3.	Comment: We note that the projected cost for your second production plant is between $110 million and $120 million. We also note that your revolving credit facility with Silicon Valley Bank is scheduled to expire on November 29, 2016 and contains restrictions on your ability to incur additional indebtedness. We further note that the non-interest bearing prepayment of $22 million you expect to receive from BASF under a supply agreement is subject to certain conditions including you securing a debt commitment from a third party lender for at least $30 million. Please tell us whether there have been any material changes to your borrowings subsequent to the filing of your most recent Form 8-K and any specific plans management may have to obtain additional financings to fund the construction of your second plant.

Response: The Company respectfully acknowledges the Staff’s comment. There have been no material changes to the Company’s revolving credit facility with Silicon Valley Bank since the Company’s Current Report on Form 8-K filed with the Commission on August 22, 2016 reported that the revolving credit facility’s maturity date was extended to November 29, 2016. As reported on pages 11, 26 and 30 of the Form 10-Q, the Company had no amounts drawn on the revolving credit facility as of September 30, 2016 and intends to negotiate a further extension of the facility prior to the current maturity date. In addition, as discussed on pages 10, 14, 18 and 28 of the Form 10-Q, as of September 30, 2016, the Company had elected to temporarily delay the Plant 2 project and its related financing. As a result, as discussed on pages 10, 14 and 28 of the Form 10-Q, the Company has yet to fulfill certain of the prepayment preconditions and commencement of the quarterly prepayments from BASF will be delayed until such preconditions are satisfied.

Notes to Financial Statements

Note 2 – Summary of Basis of Presentation and Significant Accounting Policies, Page 84

4.	Comment: You disclose that your product revenue is generally recognized upon transfer of title and risk of loss. Please expand your disclosure to describe the instances in which product revenue is not recognized upon transfer of title and risk of loss.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has expanded its disclosure on pages 6 and 16 of the Form 10-Q regarding its product revenue recognition policy. The disclosure describes instances in which product revenue is not recognized upon transfer of title and risk of loss including when (i) the Company has delivered products but other revenue recognition criteria have not been satisfied or (ii) payments have been received in advance of products being delivered.

The Company understands that the Staff may have additional comments after reviewing this Response Letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (508) 691-1111 or John T. Rudy, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company’s legal counsel, at (617) 348-3050. Thank you for your time and attention.

Sincerely,

/s/ John F. Fairbanks
John F. Fairbanks Chief Financial Officer and Treasurer

cc:	Aspen Aerogels, Inc.

Poongunran Muthukumaran, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Sahir Surmeli, Esq.

John T. Rudy, Esq.